1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

January 26, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               Post-Effective Amendment for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on January 12, 2012, regarding the Trust’s post-effective amendment No. 79 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 81, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on November 29, 2011 pursuant to Rule 485(a) under the 1933 Act for the purpose of revising the investment strategy and risk disclosure for certain of the Trust’s funds. Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.              With respect to the Large Cap Fund, please confirm that any interest expense associated with short sales engaged in by the Fund is reflected in the Fund’s fee table as an “Other Expense.”

Response.              The Fund did not incur any interest expense associated with investments in short sales during the most recent fiscal year.

2.                                      Comment.              Please confirm that Acquired Fund Fees and Expenses (“AFFE”) is reflected in the fee table of any Fund that incurred AFFE.

Response.              In response to your comment, the Trust has reviewed all of the Funds’ fee tables and confirms that AFFE is properly reflected as a line item in the fee table for each Fund that incurred 0.01% or more of AFFE during its prior fiscal year.

3.                                      Comment.              Given the Large Cap Value Fund’s investment strategy, please consider whether foreign investment risk disclosure should be added to the principal risk disclosure in the Fund’s summary section.

Response.              In response to your comment, we have added foreign investment risk to the principal risk disclosure in the Fund’s summary section.

4.                                      Comment.              Please confirm that any Fund that principally invests in securities of emerging market issuers properly discloses this portion of its investment strategy and any related risks of such investments, as appropriate.

Response.              In response to your comment, the Trust has reviewed all of the disclosure for each Fund that principally invests in emerging market issuers and confirms that principal investments in, and principal risks related to, emerging market issuers are properly disclosed in the investment strategies and principal risks sections of the applicable Funds.

5.                                      Comment.              Please confirm that there is no layering of advisory fees paid by Fund shareholders in connection with the Tax-Managed Large Cap Fund’s use of an overlay manager.

Response.              The Fund pays an investment advisory fee to SEI Investments Management Corporation (“SIMC”) as its investment adviser and SIMC, in turn, pays all Fund sub-advisers, including the overlay manager, sub-advisory fees out of those advisory fees it receives. This is the standard fee structure used by each of the multi-manager funds in the SEI fund complex. The Fund’s use of an overlay manager does not result in any additional or “layering” or advisory fees paid by Fund shareholders.

6.                                      Comment.              With respect to the Enhanced Income, Core Fixed Income and Multi-Strategy Alternative Funds’ principal risks sections, please state within the “Below Investment Grade Risk” disclosure that such investments are speculative in nature.

Response.              In response to your comment, we have disclosed that investments in below investment grade securities (junk bonds) are speculative in nature.  We have added this disclosure for each of the above-listed Funds.

7.                                      Comment.              Please confirm that the Core Fixed Income Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.              The Fund may write (sell) credit default swaps. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

8.                                      Comment.              With respect to the High Yield Bond Fund, please consider adding risk disclosure with respect to collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) in the Fund’s summary section.

Response.              In response to your comment, we have included summary risk disclosure on CDOs and CLOs.

9.                                      Comment.              With respect to the Multi-Strategy Alternative Fund, please consider adding risk disclosure with respect to investments in depositary receipts, warrants and options as part of the Fund’s principal risks section.

Response.              In response to your comment, we have included summary risk disclosure on warrants.  The Fund already included risk disclosure with respect to depositary receipts and options.

10.                               Comment.              Please confirm whether short sales are a principal investment strategy of the Multi-Strategy Alternative Fund.

Response.              The Trust confirms that as part of the Fund’s allocation of its assets among a variety of investment strategies through the use of affiliated and unaffiliated funds (including open-end funds, closed-end funds and exchange traded funds) and/or one or more investment sub-advisers, the Fund, under normal conditions, will invest in short sales as a principal investment strategy.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien